

March 31, 2011

Via Facsimile
Robert R. Kauffman
Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Way, Suite 3
Scottsdale, AZ 85260

> **Re:**   **Alanco Technologies, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed March 25, 2011**
> **File No. 000-09347**

Dear Mr. Kauffman:

We have reviewed your filing and response letter dated March 25, 2011 and have the following comments. Where prior comments are referenced they refer to the comments in our letter dated March 16, 2011.

General

1.   It appears that the documents filed as exhibits to your proxy statement should be filed as appendices such that they are made a part of your proxy statement. Please advise.

Proposal No. 3: Approval of the Alanco 2011 Stock Incentive Plan, page 16

2.   We refer to prior comment 1. Please tell us whether you have any current plans, proposals or arrangements to grant any specific awards under the plan other than those referred to on page 17. If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time other than those specifically described in your proxy statement.

Information Incorporated by Reference, page 49

3.   We refer to prior comment 6 and note that you have determined you are not eligible to incorporate by reference your previously filed reports. Please revise your proxy statement to include all the information required by Item 14(c) of Schedule 14A including, but not limited to, your selected financial data, audited historical financial statements, financial statements for interim periods and management's discussion and analysis of financial condition and results of operations, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel